[State Street Logo]

VIA EDGAR

May 19, 2022

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the comments on Post-Effective Amendment No. 120 to the Registrant’s registration statement on Form N-1A (“PEA 120”) on behalf of the Wasatch U.S. Select Fund filed on EDGAR on March 10, 2022 that were provided to me by telephone on April 14, 2022 and supplementally on May 12, 2022 by the staff of the Securities and Exchange Commission (the “Staff”).

Fund Summary Section of Prospectus — Fees and Expenses of the Fund

1.        Staff Comment: Instruction 1(c) of Item 3 of Form N-1A states: “Include the caption “Maximum Account Fees” only if the Fund charges these fees. A Fund may omit other captions if the Fund does not charge the fees or expenses covered by the captions.” The Fund currently has a line item in Shareholder Fees—“Maximum Account Fees”—None. Please remove this line item since it is not applicable.

Response: The change will be made as requested.

2.        Staff Comment: The disclosure in the Fund’s prospectus currently states that the Fund may make short sales of securities, but it is not a principal strategy of the Fund to make short sales of securities. If the Fund intends to engage in short sales, please supplementally confirm that any estimated costs of such short sales will be included in “Other Expenses.”

Response: The Registrant confirms that the Fund does not currently intend to engage in short sales. However, if the Fund does engage in short sales it will include any such applicable costs in “Other Expenses”.

Fund Summary Section of Prospectus — Example

3.        Staff Comment: The third sentence of the paragraph states: “The example also assumes that your investment had a 5% return each year and that operating expenses (as a percentage of net assets) of the Fund remained the same.” Please supplementally confirm that the Fund is complying with Instruction 4 of Item 3 of Form N-1A.

Response: Registrant confirms that the expense example is compliant with Item 3 of Form N-1A.

Fund Summary Section of Prospectus — Principal Strategies

4.    Staff Comment: The first sentence of the second paragraph of this section states: “Under normal market conditions, we will invest the Fund’s assets in the equity securities, typically common stock, issued by US companies listed on a US exchange.”

The first sentence of the third paragraph states: “The Fund may invest up to 20% of its total assets at the time of purchase in the equity securities (typically common stock) of foreign companies (companies that are incorporated in any country outside the US and whose securities principally trade outside the US).”

(a)

Rule 35d-1 of the Investment Company Act of 1940, as amended is applicable to the Wasatch U.S. Select Fund. Please revise the Fund’s principal strategy, accordingly, to comply with Rule 35d-1. In addition, please indicate whether the 80% investment policy will be a fundamental or non-fundamental policy of the Fund and revise disclosure in the prospectus as appropriate.

(b)

The term “typically” is open-ended and vague. Please remove the word “typically” in the first sentence of the second paragraph of this section and the first sentence of the third paragraph of this section.

(c)

Please revise to include all equity securities that the Fund may invest in the second paragraph and the third paragraph of this section. Please include disclosure as required by Item 4(a) and Item 9(b)(1) of Form N-1A.

(d)	Please provide an economic test for the definition of US companies. Please see Footnote 24 of Final Rule: Investment Company Names, Release No. IC-24828.

(e)	Does the Fund invest in derivatives? If yes, will such investment be part of the Fund’s 80% investment bucket?

Response: The Registrant will revise the first sentence of the second paragraph to state that:

“Under normal market conditions, we will invest at least 80% of the Fund’s net assets (plus borrowings for investment purposes) in equity securities of all market capitalizations that are tied economically to the US. Equity securities include common stock. We will consider qualifying investments to be in companies that are listed on a US exchange, that have at least 50% of their assets in the US, or that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the US.

As reflected in “Additional Information about the Fund,” the Fund has the ability to invest in equity securities other than common stock, such as preferred securities, convertible securities, warrants and rights, but it is not a principal strategy of the Fund or a principal risk of the Fund to invest in these types of securities. Rather, the Fund expects to invest its assets primarily in common stock. Item 4(a), in relevant part, requires the disclosure of the Fund’s principal investment strategies, including the types or types of securities in which the Fund invests or will invest principally. Registrant believes it is appropriate to highlight common stock as the type of equity security in which the Fund intends to invest with corresponding common stock risk disclosure included in the description of equity security risks. Registrant has disclosed that the other types of equity securities are not principal investment strategies or principal risks of the Fund as provided in the “Additional Information about the Fund-Investment Strategies and Risks” section.

In addition to the foregoing, the Fund will add the following disclosure in the section “Wasatch Funds-Additional Information About the Fund”:

“Fund Name and Investment Policies

The Fund has a name that suggests a focus on a particular type of investment. In accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund has adopted a policy that it will, under normal circumstances, invest at least 80% of its assets in investments of the type suggested by its name. For this policy, “assets” means net assets plus the amount of any borrowings for investment purposes. The Fund’s policy to invest at least 80% of its assets in such a manner is not a “fundamental” one, which means that it may be changed without a vote of a majority of the Fund’s outstanding shares as defined in the 1940 Act. However, under Rule 35d-1, shareholders must be given written notice at least 60 days prior to any change by the Fund of its 80% investment policy.”

While it is permitted, the Fund does not currently intend to invest in derivatives as a principal strategy. Registrant acknowledges that if investing in derivatives becomes a principal strategy of the Fund, such a change would require revised strategy and principal risk disclosure following the filing of an amended registration statement on Form N-1A pursuant to Rule 485(a)(1) of the Securities Act of 1933.

5.        Staff Comment: The first paragraph of this section states: “The Fund invests primarily in domestic companies of all market capitalizations.” The second sentence of the second paragraph states: “We expect to invest the Fund’s assets across all market capitalization levels, ranging from micro capitalization stocks to larger capitalization stocks.” The phrase “all market capitalizations” is repetitive. Please revise accordingly.

Response: Registrant will revise the second sentence as follows:

“As the Fund may invest in companies of any size, we expect to invest the Fund’s assets across a broad market capitalization range, from micro capitalization stocks to larger capitalization stocks.”

6.        Staff Comment: The last sentence of the second paragraph of this section states: “However, we expect the Fund to invest a significant portion of its assets in small to mid-size companies with market capitalizations of greater than US $2 billion at the time of purchase.” Please provide range for market capitalizations including the lower limit and the higher limit.

The range $2 billion to $200 billion is too broad to cover small to mid size companies. Mid size companies would generally be in the range of $1 billion to $15 billion. Please provide supplementally what sources the registrant is using to define ranges. Please add disclosure for large cap companies if the range remains the same including large company risk.

Response: There are no standard definitions for small, mid-size, or large companies, however Registrant will revise the last sentence as follows:

“However, we may invest a significant portion of the Fund’s assets in small-, mid- and large-cap companies with market capitalizations of between US $2 billion and $200 billion at the time of purchase.

We seek companies that we consider to be high-quality and seek to purchase stocks at prices we believe are reasonable relative to our projection of a company’s long-term earnings growth rate. We use a process of “bottom-up” fundamental analysis to look for companies that we believe have above average revenue and earnings growth potential, a sustainable competitive advantage, high quality financials, and experienced management teams. Our analysis may include studying a company’s financial statements, building proprietary financial models, visiting company facilities, and meeting with executive management, suppliers and customers.”

Registrant will also add a large-capitalization company stock risk as requested.

7.        Staff Comment: The Fund may invest in foreign companies. Is investing in emerging markets or frontier markets a principal strategy for the Fund? If yes, please provide disclosure in principal strategies and corresponding principal risks.

Response: Investing in securities of companies listed in emerging markets or frontier markets is not a principal strategy of the Fund.

8.        Staff Comment: The fourth paragraph of this section states: “The Fund may invest a large percentage of its assets in a few sectors. The current list of recognized sectors includes communications services, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, real estate, and utilities.” Please revise the phrase “current list of recognized sectors” into plain English. In addition, please ensure there is a correlating principal risk pursuant to Item 4 of Form N-1A.

The wording “are expected to” is anticipatory language. Please revise.

Response: The Registrant has revised the disclosure to read as follows:

“The Fund may invest a large percentage of its assets in a few sectors. As of the date of this prospectus, these sectors are communication services, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, real estate, and utilities sectors.”

As requested, the Registrant confirms there is a corresponding principal risk for the sectors.

9.        Staff Comment: The fifth paragraph of this section states: “We do not use allocation models to restrict the Fund’s investments to certain sectors or industries.” Please explain.

Response: Registrant will delete the paragraph.

10.        Staff Comment: The sixth paragraph of this section states: “The Fund may invest in initial public offerings (IPOs).” Please explain how investing in IPOs is part of the Fund’s principal investment strategy. In addition, will IPOs be part of the 80% for purposes of the names rule? Please relocate any non-principal strategy to the Statement of Additional Information.

Response: Registrant has determined it will not be a principal strategy of the Fund to invest in IPOs although investing in IPOs is permitted. Accordingly, the reference to investing in IPOs will be removed from the summary and the description in the “Additional Information” section of the Prospectus will be updated to reflect it is a non-principal risk of the Fund.

To the extent the Fund invests in common stock as part of an IPO, the common stock will be included in the 80% investment bucket.

11.        Staff Comment: Please provide a summary of how the Fund’s adviser decides which securities to sell pursuant to Item 4 of Form N-1A.

Response: The Registrant will add the following disclosure:

“The Advisor generally may sell a security when the Advisor believes (i) the rationale used to buy the security is no longer valid; (ii) the security becomes overpriced or (ii) another security has better investment potential.”

Fund Summary Section of Prospectus — Principal Risks

12.        Staff Comment: Please include micro or small cap stock risk. Please move up this risk disclosure and make more prominent.

Response: The Registrant already has smaller company risk but will modify the risk disclosure to incorporate micro-cap stock risk. Accordingly, the risk disclosure will be amended to state:

“Micro-, Small- and Mid-Capitalization Company Stock Risk. Micro-, small- and mid-cap stocks may be very sensitive to changing economic conditions and market downturns. In particular, the issuers of these stocks have more narrow markets for their products and services, fewer product lines, and more limited managerial and financial resources than larger issuers. The stocks of these companies may therefore be more volatile and the ability to sell these stocks at a desirable time or price may be more limited. In addition, it is more difficult to get information on smaller companies, which tend to be less known, have shorter operating histories, do not have significant ownership by large investors and are followed by relatively few securities analysts.“

Registrant will move the risk to after the “Additional Market Disruption Risk”.

13.        Staff Comment: The disclosure currently has a “Liquidity Risk.” Please include disclosure in principal strategy. If not a principal strategy, please remove this risk.

Response: The Fund has a principal strategy to invest in equity securities and liquidity risk is a corresponding principal risk related to such strategy. To clarify, we will move liquidity risk as a sub-part of Equity Securities Risk. Although the Fund may invest in illiquid securities, it is not a separate principal investment strategy to invest in illiquid securities.

14.        Staff Comment: The disclosure currently has an “Early Stage Companies Risk.” Please include disclosure in principal strategy. If not a principal strategy, please remove this risk.

Response: It is not a principal strategy of the Fund to invest in early stage companies, however investing in early stage companies is permitted. Risks of investing in early stage companies will be moved to the “Additional Information about the Fund-Investment Strategies and Risks” section of the Prospectus and described as non-principal.

Additional Information about the Fund — Buying Securities — Value Stocks

15.        Staff Comment: Does the Fund purchase value stocks? If yes, please revise Item 4 and Item 9 accordingly. If not, please remove this section.

Response: The Fund may purchase value stocks, but it is not a principal strategy to do so. Accordingly, Registrant will respectfully retain the section in the Prospectus.

Additional Information about the Fund — Additional Information about Investment Strategies and Risks

16.        Staff Comment: The Item 9 heading is repetitive. Please revise for Plain English.

Response: Registrant will revise the heading as follows: “Additional Information about the Fund — Investment Strategies and Risks”

17.        Staff Comment: Please consider revising this Item 9 disclosure to remove any duplicative disclosure that is already included in Item 4 of the Summary section of the Prospectus.

The first sentence of the first paragraph of this section states: “Please see the section entitled “Principal Strategies” in the Fund Summary for a more complete discussion of the Fund’s principal investment strategies.” Please revise this disclosure as Item 4 should be a summary of principal strategies and principal risks and Item 9 should be a more complete discussion of the Fund’s principal strategies and principal risks.

Response: The Registrant believes that the current prospectus already appropriately distinguishes between principal and non-principal strategies and risks. Consistent with Item 9(c) and Item 4 of Form N-1A, the Fund discloses the principal strategies and principal risks of investing in the Fund in the summary “Risk/Return Summary” section. The information in the section entitled “Additional Information about the Fund—Investment Strategies and Risks” supplements the principal risk disclosure in the summaries and also provides information regarding certain non-principal strategies and risks but identifies whether the strategy is a principal or non-principal risk to the Fund.

The disclosure will be revised as follows:

“Please see the section entitled “Principal Strategies” in the Fund Summary for a summary description of the Fund’s principal investment strategies.”

18.        Staff Comment: Please relocate any non-principal investment strategies to the Statement of Additional Information. Item 9 disclosure should be related to further description of the Fund’s principal investment strategies. Please see Instruction 2 to Item 9(b) of Form N-1A and IM Guidance Update No. 2014-08.

Response: Although Item 9 requires the Fund to describe its principal investment strategies, general instruction C(3)(b) provides that a Fund may include information in the prospectus that is not otherwise required. In IM Guidance Update No. 2014-08, the staff recognized that in this regard, many funds include in their prospectus additional information related to strategies and risks that are not principal. To avoid ambiguity as to strategies and risks that are principal and those that are non-principal, the staff noted that the staff would comment that funds should distinguish which of the strategies and risks are principal and which are not principal. The information in the section entitled “Additional Information about the Fund—Investment Strategies and Risks” supplements the principal risk disclosure in the summaries and also provides additional information related to non-principal strategies and risks but clearly identifies which strategies and risks are considered non-principal consistent with the guidance. In accordance with instruction C(3)(b) and the guidance, Registrant respectfully will retain a discussion of certain non-principal strategies of the Fund in the prospectus.

The Registrant acknowledges that the Staff objects to the Registrant keeping non-principal investment strategies in this section and that the Staff believes such disclosure should be moved to the Fund’s Statement of Additional Information.

19.        Staff Comment: Please confirm supplementally that the registration statement complies with the disclosure required by Item 4 and Item 9 of Form N-1A.

Response: Registrant confirms the registration statement complies with the disclosure required by Item 4 and Item 9 of Form N-1A.

20.        Staff Comment: There is a “Emerging Markets Risk” and a “Frontier Markets Risk” in this section. Are these principal risks? If yes, please revise principal strategies in the Fund Summary section of the Prospectus. If not, please move any non-principal risks to the Fund’s Statement of Additional Information.

Response: See the Response to Comment 18 above regarding the ability to include disclosure of non-principal strategies and risks — Although, as disclosed, emerging market and frontier market risks are non-principal risks for the Fund, Registrant respectfully will retain a description of Emerging Markets Risk and Frontier Markets Risk in the section entitled “Additional Information about the Fund—Investment Strategies and Risks” as permitted.

21.        Staff Comment: Please move any non-principal strategy including preferred stock, warrants and rights and participatory notes to the Fund’s Statement of Additional Information.

Response: See the Response to Comment 18 above regarding the ability to include disclosure of non-principal strategies and risks . Consistent with the guidance, Registrant respectfully will retain a description of the risks of investing in preferred stock, warrants and rights and participatory notes in the section entitled “Additional Information about the Fund—Investment Strategies and Risks.”

Statement of Additional Information — Fund Restrictions and Policies

22.        Staff Comment: The last paragraph of this section states: “Any investment restriction or limitation, fundamental or otherwise, appearing in the Prospectus or SAI, which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or utilization of assets, and such excess results therefrom.” Please revise this paragraph to account for Section 18(f)(1) and asset coverage as it relates to Fundamental Restriction 6—Borrow money, except as permitted under the 1940 Act as interpreted or modified from time to time by any regulatory authority having jurisdiction.

Response: Registrant notes that the disclosure preceding this sentence states that any borrowing exceeding the investment restriction must be reduced to meet such limitations within the period required by the 1940 Act (currently three days, excluding Sundays and holidays).

Accordingly, Registrant will modify the disclosure to add that: More specifically, under the 1940 Act as currently in effect, a Fund is not permitted to issue senior securities, except that the Fund may borrow from any bank if immediately after such borrowing the value of the Fund’s total assets is at least 300% of the principal amount of all of the Fund’s borrowings (i.e., the principal amount of the borrowings may not exceed 33 1/3% of the Fund’s total assets). In the event that such asset coverage shall at any time fall below 300%, the Fund shall within three calendar days thereafter (not including Sundays and holidays), reduce the amount of its borrowings to the extent that the asset coverage of such borrowing shall be at least 300%.

Registrant will further revise the referenced paragraph as follows:

“Except for the above restriction addressing borrowing or as otherwise required by applicable law, any investment restriction or limitation, fundamental or otherwise, appearing in the Prospectus or SAI, which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or utilization of assets, and such excess results therefrom.”

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes

Vice President

cc:        R. Biles